UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Artemis International Solutions Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0431R405

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0431R405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,376,904

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,376,904

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,376,904

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.3% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)           Based on a total of 10,877,087 shares outstanding of Common Stock (as defined herein) of Artemis International Solutions Corporation and assuming the exercise of warrants (the “Warrants”) exercisable into 113,636 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), assuming the conversion of the shares of Preferred Stock into a total of 1,250,000 shares of Common Stock (as defined herein) and assuming the exercise of the 2004 Options (as defined herein) into a total of 22,000 shares of Common Stock.

CUSIP No. 0431R405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trilogy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,376,904 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,376,904 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,376,904

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.3% (1), (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           The shares of Common Stock of Artemis International Solutions Corporation are registered in the name of Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.). Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation.

(2)           Based on a total of 10,877,087 shares outstanding of Common Stock of Artemis International Solutions Corporation and assuming the exercise of the Warrants into 113,636 shares of Preferred Stock, assuming the conversion of the shares of Preferred Stock into a total of 1,250,000 shares of Common Stock and assuming the exercise of the 2004 Options into a total of 22,000 shares of Common Stock.

CUSIP No. 0431R405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,000

	8.	Shared Voting Power 1,376,904 (1)

	9.	Sole Dispositive Power 22,000

	10.	Shared Dispositive Power 1,376,904 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,904

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.5% (1), (2)

14.	Type of Reporting Person (See Instructions) IN

(1)           The shares of Common Stock of Artemis International Solutions Corporation are registered in the name of Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.). Mr. Liemandt is a member of the Board of Directors, President and Chief Executive Officer of each of Trilogy Capital Holdings Corporation and Trilogy, Inc. Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation. Mr. Liemandt is a majority stockholder of Trilogy, Inc. Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy Capital Holdings Corporation. As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock of Artemis International Solutions Corporation beneficially owned by Trilogy Capital Holdings Corporation.

Mr. Liemandt disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him through Trilogy Capital Holdings Corporation.

(2)           Based on a total of 10,877,087 shares outstanding of Common Stock of Artemis International Solutions Corporation, and assuming the exercise of the Warrants into 113,636 shares of Preferred Stock, assuming the conversion of the shares of Preferred Stock into a total of 1,250,000 shares of Common Stock and assuming the exercise of the 2004 Options into a total of 22,000 shares of Common Stock.

Item 1.	Security and Issuer
Item 1 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the proposed merger of Artemis International Solutions Corporation (the “Issuer”) with RCN Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of Trilogy, Inc. (“Trilogy”). Merger Sub was recently incorporated in Delaware for the sole purpose of effecting a merger transaction with the Issuer and has conducted no business other than in connection with such transaction. The Issuer, Merger Sub and Trilogy entered into a Merger Agreement on March 10, 2006, pursuant to which upon closing Merger Sub will be merged with and into the Issuer with the Issuer surviving the merger (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Trilogy. Trilogy will then transfer the ownership of the Surviving Corporation to Trilogy’s new Versata group.

Since the Filings Persons’ (as defined herein) last filing, Joseph A. Liemandt (“Liemandt”) has vested as to certain option grants (the “2004 Options”) received as compensation for his service on the Issuer’s Board of Directors, the Board of Directors’ Nominating Committee (the “Nominating Committee”) and the Board of Directors’ Compensation Committee (the “Compensation Committee”), as follows:

•      On June 16, 2004, Mr. Liemandt was granted a non-qualified stock option to acquire 15,000 shares of Common Stock at an exercise price of $1.95. Fifty percent (50%) of the shares subject to the option vested immediately and the remaining fifty percent (50%) vested on the grant date one-year anniversary, June 16, 2005.

•      On June 16, 2004, Mr. Liemandt was granted a non-qualified stock option to acquire 3,500 shares of Common Stock at an exercise price of $1.95. One hundred percent (100%) of the shares subject to the option vested on the grant date one-year anniversary, June 16, 2005.

•      On September 10, 2004, Mr. Liemandt was granted a non-qualified stock option to acquire 3,500 shares of Common Stock at an exercise price of $2.05. One hundred percent (100%) of the shares subject to the option vested on the grant date one-year anniversary, September 10, 2005.

Liemandt has received additional option grants (the “2005 Options”) as compensation for his continuing service on the Issuer’s Board of Directors, the Nominating Committee and the Compensation Committee, as follows:

•      On June 16, 2005, Mr. Liemandt was granted a non-qualified stock option to acquire 7,500 shares of Common Stock at an exercise price of $3.87. One hundred percent (100%) of the shares subject to the option will vest on the grant date one-year anniversary, June 16, 2006, provided that Mr. Liemandt remains a member of the Board of Directors on said date and has attended at least sixty percent (60%) of the meetings convened by the Board of Directors during the preceding year.

•      On June 16, 2005, Mr. Liemandt was granted a non-qualified stock option to acquire 3,500 shares of Common Stock at an exercise price of $3.87. One hundred percent (100%) of the shares subject to the option will vest on the grant date one-year anniversary, June 16, 2006, provided that Mr. Liemandt remains a member of the

Nominating Committee on said date and has attended at least sixty percent (60%) of the Nominating Committee meetings convened during the preceding year.

•      On September 12, 2005, Mr. Liemandt was granted a non-qualified stock option to acquire 3,500 shares of Common Stock at an exercise price of $2.40. One hundred percent (100%) of the shares subject to the option will vest on the grant date one-year anniversary, September 12, 2006, provided that Mr. Liemandt remains a member of the Compensation Committee on said date and has attended at least sixty percent (60%) of the Compensation Committee meetings convened during the preceding year.

The address of the principal executive offices of the Issuer is 4042 MacArthur Blvd., Suite 401, Newport Beach, CA 07024.
Item 2.	Identity and Background
Items 2(a) and (b) and the last paragraph of Item 2 are hereby amended and restated in their entirety:

(a)           The persons filing this Amendment are Trilogy Capital Holdings Corporation, a Delaware corporation, Trilogy, Inc., a Delaware corporation, and Liemandt (collectively, the “Trilogy Filing Persons”).

The Trilogy Filing Persons may be deemed to be a “group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Amendment is filed constitute a “group.”  The filing of this Amendment should not be construed to be an admission that any member of the Trilogy Filing Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b) The principal business address and principal office address of each of the Trilogy Filing Persons is 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730.
The executive officers and directors of Trilogy and Trilogy Capital Holdings Corporation are set forth in Schedule A attached hereto.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended to include the following:

See Item 1 hereof regarding the 2004 Options and 2005 Options that Liemandt has received for being a member of the Issuer’s Board of Directors and a member of certain committees of the Issuer’s Board of Directors.

Item 4.	Purpose of Transaction
Item 4 is amended to include the following:

On March 10, 2006, the Issuer, Merger Sub and Trilogy entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation. At the effective time and as a result of the Merger, (i) the Issuer will become a wholly owned subsidiary of Trilogy, (ii) each share of common stock, $0.001 par value (“Common Stock”), that is outstanding at the effective time of the Merger will be converted into the right to receive $1.60 in cash (the “Common Stock Merger Consideration”) and (iii) each share of Series A Preferred Stock that is outstanding at the effective time of the Merger will be converted into the right to receive $2.20 in cash (which amount represents the liquidation value of the Series A Preferred Stock pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock). (the “Merger Consideration”). All outstanding options under the Issuer’s option plans with an exercise price below the Common Stock Merger Consideration shall be converted into the right to receive the value between the exercise price and the Common Stock Merger Consideration. Outstanding options with an exercise price equal to or greater than the Common Stock Merger Consideration will receive no payment and shall be cancelled. The holders of warrants in connection with the Series A Preferred Stock have agreed to cancel their outstanding warrants for no consideration. In addition, at the effective time and as a result of the Merger, the officers and directors of Merger Sub will become the officers and directors, respectively, of the Issuer as the Surviving Corporation of the Merger.

Under the terms of the Merger Agreement, the Issuer’s current majority stockholder, Proha Plc (“Proha”), will have the right to shop for a superior proposal through March 31, 2006. The transaction is subject to a termination fee of $750,000, which would apply whether a superior proposal is submitted either as a result of Proha’s efforts through March 31, 2006, or in an unsolicited manner through the date of the shareholders’ meeting.

Consummation of the Merger is subject to customary conditions, including (i) approval of the Issuer’s shareholders, (ii) absence of any law or order prohibiting the closing and (iii) the absence of any material adverse effect with respect to the Issuer’s business.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference. The Merger Agreement contains representations and warranties of the Issuer and Merger Sub that they have made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the agreement among the Issuer, Trilogy and Merger Sub and may be subject to important qualifications and limitations agreed to by and among them in connection with negotiating the terms of the Merger Agreement. Moreover, certain representations and warranties may not be accurate or complete as of any specified date, because, among other reasons, they are subject to a contractual standard of materiality different from those generally applicable to stockholders or were used for the purpose of allocating risk among the parties to the Merger Agreement rather than establishing matters as fact.

See Item 1 hereof regarding the 2004 Options and 2005 Options that Liemandt has received for being a member of the Issuer’s Board of Directors and a member of certain committees of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety:

(a)           Based on information provided by the Issuer, there were 10,877,087 shares of Common Stock outstanding on March 10, 2006. Pursuant to the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Trilogy, Trilogy Capital Holdings Corporation and Liemandt have shared voting and shared dispositive power with respect to 1,376,904 shares of Common Stock (which is approximately 11.3% of the outstanding shares of Common Stock as of March 10, 2006, including 113,636 shares of Preferred Stock issuable upon exercise of the Warrant, 1,250,000 shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the 2004 Options into 22,000 shares of Common Stock). Pursuant to the provisions of the Exchange Act, Liemandt has sole voting and dispositive power with respect to 22,000 shares of Common Stock (which is less than 0.2% of the outstanding shares of Common Stock as of March 10, 2006, including 113,636 shares of Preferred Stock issuable upon exercise of the Warrant, 1,250,000 shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the 2004 Options into 22,000 shares of Common Stock).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.)	-0-	1,376,904	-0-	1,376,904
Trilogy, Inc.	-0-	1,376,904	-0-	1,376,904
Joseph A. Liemandt	22,000	1,376,904	22,000	1,376,904

(c)           The Trilogy Filing Persons have acquired the following securities of the Issuer:  (i) through a private placement on June 16, 2004, 1,136,364 shares of Preferred Stock convertible into 1,136,364 shares of Common Stock and the Warrant exercisable into 113,636 shares of Preferred Stock, (ii) on June 16 and September 10, 2004, the 2004 Options currently vested and exercisable into an aggregate of 22,000 shares of Common Stock, (iii) on December 13, 2004, the 210-Day Warrant exercisable into 126,904 shares of Common Stock, (iv) on December 30, 2004, 126,904 shares of Common Stock upon exercise of the 210-Day Warrant and (v) on June 16 and September 12, 2005, the 2005 Options exercisable into an aggregate of 14,500 shares of Common Stock, subject to the applicable vesting schedule.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended to include the Merger Agreement described in Item 4 hereof and the 2005 Options described in Item 1 hereof.
Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Agreement and Plan of Merger, dated March 10, 2006, by and among Artemis International Solutions Corporation, Trilogy, Inc. and RCN Acquisition, Inc. (previously filed as Exhibit 10.1 to Artemis International Solutions Corporation Current Report on Form 8-K dated March 14, 2006, file No. 000-29793, and incorporated herein by reference).

Exhibit 2	Artemis International Solutions Corporation Stock Option Agreement dated June 16, 2005, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.
Exhibit 3	Artemis International Solutions Corporation Stock Option Agreement dated June 16, 2005, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.
Exhibit 4	Artemis International Solutions Corporation Stock Option Agreement dated September 12, 2005, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: March 15, 2006

TRILOGY CAPITAL HOLDINGS CORPORATION (F/K/A SAMUELSON INVESTMENTS, INC.)

	By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: President

TRILOGY, INC.

	By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: President

/s/ Joseph A. Liemandt
Joseph A. Liemandt

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1

Agreement and Plan of Merger, dated March 10, 2006, by and among Artemis International Solutions Corporation, Trilogy, Inc. and RCN Acquisition, Inc. (previously filed as Exhibit 10.1 to Artemis International Solutions Corporation Current Report on Form 8-K dated March 14, 2006, file No. 000-29793, and incorporated herein by reference).

Exhibit 2	Artemis International Solutions Corporation Stock Option Agreement dated June 16, 2005, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

Exhibit 3	Artemis International Solutions Corporation Stock Option Agreement dated June 16, 2005, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

Exhibit 4	Artemis International Solutions Corporation Stock Option Agreement dated September 12, 2005, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

Schedule A

Trilogy, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Trilogy, Inc. is set forth below. The business address of each executive officer and director of Trilogy, Inc. is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730. All of the persons listed below are United States citizens.

	Position with	Principal Occupation
Name	Trilogy, Inc.	(if different)

Joseph A. Liemandt	Director, Chairman of the Board, Chief
Executive Officer and President

Charles I. Frumberg	Director	Principal of Emancipation Capital

Diane R. Liemandt-Reimann	Director	Private Investor

Dennis R. Cassell	Director	Attorney with Haynes and Boone, LLP.

Arthur J. Marks	Director	General Partner of Valhalla Partners

Lance Jones	Vice President, General Counsel and Secretary

Sean P. Fallon	Vice President Finance

Trilogy Capital Holdings Corporation Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Trilogy Capital Holdings Corporation is set forth below. The business address of each executive officer and director of Trilogy Capital Holdings Corporation is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730. All of the persons listed below are United States citizens.

Position with
	Samuelson	Principal Occupation
Name	Investments, Inc.	(if different)

Joseph A. Liemandt	Director, Chief Executive Officer and President	Chairman of the Board, Chief
Executive Officer and President
of Trilogy, Inc.

Dennis R. Cassell	Director	Attorney with Haynes and Boone, LLP.

Sean P. Fallon	Treasurer	Vice President Finance of Trilogy, Inc.